GOLDEN OCEAN GROUP LIMITED
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

August 10, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Golden Ocean Group Limited Registration Statement on Form F-3 (No. 333-219715)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the Securities and Exchange Commission (the "Commission") on Form F-3 on August 4, 2017, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on August 14, 2017, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

GOLDEN OCEAN GROUP LIMITED

By:	/s/ Birgitte Ringstad Vartdal
Name: Birgitte Ringstad Vartdal
Title: Principal Executive Officer